**sirit** Inc.

RECEIVED
2004 APR 30 P 12: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024703

April 21, 2004

**Office of International Corporate Finance**
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

**RE: SIRIT Inc. - Reg. No. 82-3200**

Enclosed please find a copy of News Release SI Apr 21-04 Psion Teklogix Alliance for SIRIT's file.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

dw 5/4

33 City Centre Drive, Suite 250, Mississauga, ON, L5B 2N5 Canada
Tel: (905) 949-4404 Fax: (905) 949-6320 Website: www.sirit.com

FOR MORE INFORMATION:

Fred Veinot
SIRIT
Vice President
Tel: (905) 949-4404 x225
fveinot@sirit.com

Charmaine D'Silva
Psion Teklogix Inc.
905-812-6382
416-875-8052
charmaine.dsilva@teklogix.com

Jay Hussey
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Natasha Georgantas
High Road Communications
416-368-8348 ext. 231
ngeorgantas@highroad.com

# SIRIT TECHNOLOGIES AND PSION TEKLOGIX ANNOUNCE STRATEGIC PARTNERSHIP

*Partnership will focus on integrating SIRIT's RFID reader technology in Psion Teklogix mobile computing and wireless data collection solutions*

**Mississauga, ON – April 21, 2004 –** SIRIT Technologies, a wholly-owned subsidiary of SIRIT Inc. (TSX:SI), a leading provider of RFID reader technology, and Psion Teklogix Inc. (LSE: PON), a global provider of solutions for mobile computing and wireless data collection, today announced a strategic partnership to integrate SIRIT's RFID reader technology in Psion Teklogix mobile computing and wireless data collection solutions and products. Building upon the successful integration of SIRIT's dual-mode RFID and barcode reader for the rugged Psion Teklogix 7535 hand-held computer, the companies will work together to integrate SIRIT's RFID reader technology into additional Psion Teklogix products to support the major RFID frequencies (LF, HF, UHF) and tag standards (EPC, ISO, etc.).

"Psion Teklogix is very pleased to forge this partnership with SIRIT," stated Mike Doyle, Psion Teklogix's Director, Core Technologies. "SIRIT's proven strengths in designing and manufacturing OEM reader technology are synergistic with Psion Teklogix's focus on mobile computing devices and solutions, and make SIRIT the ideal partner for our RFID strategy. Integrating SIRIT's RFID reader technology in Psion Teklogix solutions will allow us to meet the growing customer demands for RFID by supporting the major RFID frequencies and tag technologies, including EPC and ISO."

"We are very excited about our partnership with Psion Teklogix," stated William Staudt, CEO of SIRIT. "Psion Teklogix's proven capabilities and expertise in mobile computing and wireless data collection solutions are complementary with SIRIT's focus on designing, developing, and manufacturing OEM reader technology and products. This partnership with a major OEM provider achieves one of SIRIT's key 2004 milestones."

-more-

**About SIRIT**

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistics management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions, and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information, visit www.sirit.com.

**About Psion Teklogix Inc.**

Psion Teklogix is a global provider of solutions for mobile computing and wireless data collection. The company's fully integrated mobile computing solutions include rugged hardware, secure wireless networks, robust software, professional services and exceptional support programs. Psion Teklogix, a subsidiary of Psion PLC, plays a key role in its parent company's vision to create new ways to access mobile data. With over three decades of industry experience, the company has customers in more than in 70 countries around the world, and over 35 sales and support offices in 16 countries. Psion Teklogix is headquartered in Mississauga, Ontario, Canada with additional corporate offices located in the United States, Europe and Asia. For more information, visit www.psionteklogix.com.

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